
07003778

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ANGE COMMISSION
D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION
FEB 2 7 2007
WASH, D.C. 210

SEC FILE NUMBER
8-66578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Charles River Brokerage, LLC**

OFFICIAL USE ONLY
~~FIRM ID. NO.~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 New England Executive Park
(No. and Street)

Burlington	**MA**	**01803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Schardin, Managing Director - President **(781) 238-0099**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

226 Causeway Street	**Boston**	**MA**	**02114**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen L. Schardin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Charles River Brokerage, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DOREEN DEROSIER
Notary Public
Commonwealth of Massachusetts
My Commission Expires Oct 29, 2010

Signature

Managing Director - President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Certified Public Accountants

Charles River Brokerage, LLC

December 31, 2006

CONTENTS

	Page
Report of Independent Certified Public Accountants	3
Financial Statement	
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5



SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
210
SECTION

Grant Thornton

countants and Business Advisors

Report of Independent Certified Public Accountants

Managing Member
Charles River Brokerage, LLC

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC (the "Company"), a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member"), as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the statement of financial condition, the Company receives significant support from the Member under a Service Agreement dated April 1, 2004. The accompanying statements of financial condition may not necessarily be indicative of the financial condition of the Company that would have existed if the Company had operated as an unaffiliated company.

Grant Thornton LLP

Boston, Massachusetts
February 7, 2007

26 Causeway Street
oston MA 02114-2155
617.723.7900
617.723.3640
www.grantthornton.com

ant Thornton LLP
member of Grant Thornton International

Charles River Brokerage, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$ 890,824
Marketable security	6,158
Accounts receivable	168,371
Revenue earned, not yet billed	137,126
Equipment at cost, less accumulated depreciation of $265	1,644
Prepaid expenses and other assets	8,581
Total assets	$1,212,704

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to member	$ 29,780
Other liabilities	1,592
Total liabilities	31,372
Member's equity	1,181,332
Total liabilities and member's equity	$1,212,704

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Charles River Brokerage, LLC (the "Company") was organized as a limited liability corporation under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member") and operates under the terms of a Single Member Operating Agreement dated April 1, 2004. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 ("Inception").

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non-clearing member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the "Customer Protection Rule") of the Securities and Exchange Act of 1934 (the "Act") pursuant to Section (k)(2)(ii) of the Customer Protection Rule. The Company receives shared commissions from other broker-dealer customers under its Interface Testing and Maintenance Agreements ("ITMA").

Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems ("IMS") provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides office space, information technology support and accounting and other back-office services under a Service Agreement dated April 1, 2004 (the "Service Agreement") as described in Note D to the financial statements. The Member also remits payment for expenses incurred by the Company in the normal course of business. Amounts for such expenses not yet reimbursed to the Member by the Company are included in due to member in the statements of financial condition.

The accompanying financial statements have been prepared from the separate records maintained by the Company's Member and may not necessarily be indicative of the financial condition or the results of operations of the Company that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

Accounts receivable are derived from sales to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker-dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary.

Cash and Cash Equivalent

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2006 is $790,478 in an overnight money-market account.

Marketable Security

The Company classifies its marketable security as a trading security recorded at fair value. All changes in fair value are recognized in earnings.

Revenue

Revenue consists of amounts earned for services performed under the company's ITMAs. These amounts are recognized when the underlying transaction is completed under the terms of such engagements.

Income Taxes

As a limited liability corporation, the Company is considered to be a partnership for federal and state income tax purposes and taxable income or loss is reportable by the Member on its related income tax returns. Accordingly, no provision or benefit from income taxes has been included in these financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed.

NOTE C - EQUIPMENT

Equipment, which consists of computer equipment, is carried at cost less accumulated depreciation and is depreciated using the straight-line method over the estimated economic life of the asset (three years). Expenditures for maintenance and repairs are recognized as expenses in the statement of income when incurred, while additions and improvements are capitalized

Equipment consisted of the following at December 31, 2006:

Computer equipment	$1,909
Accumulated depreciation	265
	$1,644

NOTE D - RELATED-PARTY TRANSACTIONS

The Company entered into the Service Agreement with the Member to facilitate the equitable allocation of shared expenses on a pro-rata basis.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company entered into clearing agreements with two clearing broker-dealers during 2005. Under the terms of one agreement, the Company is required to remit a minimum of $5,000 per month to one broker-dealer. Amounts paid under this agreement totaled $60,000 for the year ended December 31, 2006. Under the terms of the second agreement, the Company is required to maintain a deposit of $25,000 and to remit a minimum of $25,000 per quarter to the clearing broker-dealer. The clearing broker-dealer has waived the deposit and the minimum quarterly charge for the Company.

NOTE F - CONCENTRATIONS OF CREDIT RISK

As of December 31, 2006, two customers accounted for 58% of the Company's accounts receivable.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,114,004, which was $1,109,004, in excess of its minimum net capital required of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2006 was .03 to 1.

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

Charles River Brokerage, LLC

December 31, 2006

Grant Thornton

Accountants and Business Advisors



SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
210
SECTION

Independent Auditors' Supplementary Report
on Internal Control Required by SEC Rule 17a-5

Member, Charles River Brokerage, LLC:

In planning and performing our audit of the financial statements of Charles River Brokerage, LLC, (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

226 Causeway Street
Boston MA 02114-2155
T 617.723.7900
F 617.723.3640
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 20X6, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Boston, Massachusetts
February 7, 2007

END